Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF XORTX THERAPEUTICS INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Xortx Therapeutics Inc. (the “Company”) and its subsidiaries as of December 31, 2023 and 2022 and January 1, 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and January 1, 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its presentation currency from the Canadian dollar to the United States dollar with effect from January 1, 2023 and has applied this change retrospectively for all periods presented.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company's auditor since 2018.

Vancouver, Canada

April 1, 2024

XORTX THERAPEUTICS INC.

Consolidated Statements of Financial Position

(Expressed in U.S. Dollars

	Note	December 31, 2023	December 31, 2022 Restated (Note 2)	January 1, 2022 Restated (Note 2)
		$	$	$
Assets

Current
Cash	5	3,447,665	10,434,196	14,869,861
Accounts receivable		60,711	81,752	40,654
Prepaid expenses	6	236,966	379,620	1,002,215
Deferred share issuance costs	19	323,441	—	—

Total Current Assets		4,068,783	10,895,568	15,912,730
Non-current
Contract payments	7	1,200,000	1,185,946	1,267,065
Intangible assets	8	175,254	199,834	202,125
Property and equipment	9	23,927	92,678	—

Total Assets		5,467,964	12,374,026	17,381,920

Liabilities

Current
Accounts payable and accrued liabilities	10,13	283,428	1,445,213	552,948
Current portion of lease obligation	11	11,510	66,090	—

Total Current Liabilities		294,938	1,511,303	552,948
Non-current
Derivative warrant liability	12(h)	531,000	3,854,403	3,626,375
Lease obligation	11	—	11,509	—

Total Liabilities		825,938	5,377,215	4,179,323

Shareholders’ Equity

Share capital	12	17,056,535	16,524,354	16,088,677
Reserves	12	5,468,257	6,197,158	4,991,594
Obligation to issue shares	8(c)	24,746	24,746	24,746
Accumulated other comprehensive (loss) income		(52,605)	(52,605)	75,540
Accumulated deficit		(17,854,907)	(15,696,842)	(7,977,960)

Total Shareholders’ Equity		4,642,026	6,996,811	13,202,597

Total Liabilities and Shareholders’ Equity		5,467,964	12,374,026	17,381,920

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

XORTX THERAPEUTICS INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

	Note	2023	2022 Restated (Note 2)	2021 Restated (Note 2)
		$	$	$
Expenses

Research and development	13	2,418,715	6,761,818	677,576
Consulting, wages and benefits	13	1,037,558	885,460	804,047
Directors’ fees	13	179,406	122,572	49,366
Investor relations		919,490	928,424	412,079
Professional fees	13	514,263	454,071	226,374
General and administrative		375,505	448,824	139,983
Public company costs		170,184	120,813	188,642
Travel		170,187	22,538	1,849
Amortization of property and equipment	8	73,062	41,069	—
Amortization of intangible assets	9	66,632	17,077	14,266
Share-based payments	12(f),13	120,984	487,940	396,423

Loss before other items		(6,045,986)	(10,290,606)	(2,910,605)

Fair value adjustment on derivative warrant liability	12(h)	3,641,403	3,396,137	2,636,391
Foreign exchange loss		(7,025)	(1,546)	(12,373)
Interest income (expense)		253,543	103,589	(4,451)
Transaction costs on derivative warrant liability	12	—	(926,456)	(1,288,236)

Net loss for the year		(2,158,065)	(7,718,882)	(1,579,274)

Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss:
Currency translation differences		—	(128,145)	150,464

Total comprehensive loss for the year		(2,158,065)	(7,847,027)	(1,428,810)

Basic and diluted loss per common share		(1.09)	(5.22)	(1.44)

Weighted average number of common shares outstanding
Basic and diluted		1,981,734	1,479,914	1,094,182

The accompanying notes are an integral part of these consolidated financial statements.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

XORTX THERAPEUTICS INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

	Number of common shares	Share capital	Reserves	Obligation to issue shares	Accumulated Deficit	Accumulated other comprehensive (loss) income	Total
		$	$	$	$	$	$

Balance, December 31, 2020 (Restated Note 2)	768,302	6,677,222	758,296	24,746	(6,398,686)	(74,924)	986,654

Shares issued pursuant to private placement	231,743	573,935	—	—	—	—	573,935
Shares issued pursuant to public listing	362,333	7,467,772	—	—	—	—	7,467,772
Reclassification of derivative warrant liability	—	—	3,506,565	—	—	—	3,506,565
Share issuance costs	—	(1,104,238)	405,659	—	—	—	(698,579)
Options exercised	5,678	118,285	(51,783)	—	—	—	66,502
Warrants exercised	72,398	2,296,609	(23,566)	—	—	—	2,273,043
Shares issued for services	2,839	59,092	—	—	—		59,092
Share-based payments	—	—	396,423	—	—	—	396,423
Comprehensive loss (income) for the year	—	—	—	—	(1,579,274)	150,464	(1,428,810)

Balance, December 31, 2021 (Restated Note 2)	1,443,293	16,088,677	4,991,594	24,746	(7,977,960)	75,540	13,202,597

Shares issued pursuant to public offering	155,555	359,868	—	—	—	—	359,868
Pre-funded warrants issued	—	—	925,015	—	—		925,015
Share issuance costs	—	(88,959)	(42,687)	—	—	—	(131,646)
Pre-funded warrants exercised	71,223	164,768	(164,704)	—	—	—	64
Share-based payments	—	—	487,940	—	—	—	487,940
Comprehensive loss for the year	—	—	—	—	(7,718,882)	(128,145)	(7,847,027)

Balance, December 31, 2022 (Restated Note 2)	1,670,071	16,524,354	6,197,158	24,746	(15,696,842)	(52,605)	6,996,811

Reclassification of derivative warrant liability	—	—	(318,000)	—	—	—	(318,000)
Pre-funded warrants exercised	328,777	532,181	(531,885)	—	—	—	296
Share-based payments	—	—	120,984	—	—	—	120,984
Comprehensive loss for the year	—	—	—	—	(2,158,065)	—	(2,158,065)

Balance, December 31, 2023	1,998,848	17,056,535	5,468,257	24,746	(17,854,907)	(52,605)	4,642,026

The shares outstanding presented have been adjusted to reflect the effect of the 9:1 share consolidation that took place on November 10, 2023. Common shares, options, warrants, and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted.

The accompanying notes are an integral part of these consolidated financial statements.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

XORTX THERAPEUTICS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

	2023	2022 Restated (Note 2)	2021 Restated (Note 2)
	$	$	$
Cash provided by (used in):

Operating activities
Net loss for the year	(2,158,065)	(7,718,882)	(1,579,274)

Items not affecting cash:
Amortization	139,694	58,146	14,266
Fair value adjustment on derivative warrant liability	(3,641,403)	(3,396,137)	(2,636,391)
Fair value of finders’ warrants allocated to derivative liability	—	138,005	—
Share-based payments	120,984	487,940	396,423
Unrealized foreign exchange (gain) loss	(13,634)	(6,391)	28,258
Shares issued for services	—	—	59,092
Changes in non-cash operating assets and liabilities:
Accounts receivable	21,041	(41,098)	(29,383)
Prepaid expenses	142,654	622,595	(794,713)
Accounts payable and accrued liabilities	(1,194,436)	892,265	(259,323)
	(6,583,165)	(8,963,557)	(4,801,045)

Investing activities
Acquisition of intangible assets	(42,052)	(26,005)	(31,807)
Acquisition of equipment	(4,311)	(19,696)	—
	(46,363)	(45,701)	(31,807)

Financing activities
Pre-funded warrants and warrants exercised	296	64	1,932,183
Payment of lease obligation	(66,089)	(20,410)	—
Cash share issuance costs	(295,251)	(269,555)	(698,579)
Proceeds from issuance of equity instruments	—	4,999,640	18,072,228
Options exercised	—	—	66,502
	(361,044)	4,709,739	19,372,334

Effect of foreign exchange loss (gain) on cash	4,041	(136,146)	195,863

(Decrease) increase in cash	(6,986,531)	(4,435,665)	14,735,345

Cash, beginning of year	10,434,196	14,869,861	134,516

Cash, end of year	3,447,665	10,434,196	14,869,861

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Recognition of derivative warrant liabilities	—	—	10,083,230
Fair value of agent’s warrants	—	185,738	—
Derivative warrant liability reclassified to reserves	—	—	3,506,565
Derivative warrant liability reclassified to share capital on exercise of warrants	—	—	338,689
Recognition of right-of-use asset	—	114,588	—

The accompanying notes are an integral part of these consolidated financial statements.

7

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

1.	Nature of operations

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

XORTX is a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of kidney disease in patients at risk of end stage kidney failure.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve.

2.	Basis of preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement and Presentation

These consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value. These consolidated financial statements were prepared on an accrual basis except for cash flow information.

These consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s subsidiary is the following:

Name	Place of Incorporation	Ownership
XORTX Pharma Corp.	Canada	100%

These consolidated financial statements were approved for issue by the Board of Directors on April 1, 2024.

8

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

2.	Basis of preparation (continued)

Change in functional and presentation currency

Determination of functional currency may involve certain judgments to determine the primary economic environment, and management reconsiders the functional currency of the Company and its subsidiary if there is a change in events and conditions which determine the primary economic environment. The Company had determined that the functional currency of the Company’s Canadian operations has changed from Canadian dollars (“CAD”) to United States dollars (“USD”) as the primary economic environment for the Company changed due to changing sources of recent and expected future sources of financing. The change in functional currency from CAD to USD is accounted for prospectively from January 1, 2023.

Concurrent with the change in functional currency, the Company has also changed its presentation currency from CAD to USD. This change in presentation currency is to better reflect the Company’s business activities, following its increased presence in the United States and to be consistent with peer companies in the industry. Under International Accounting Standards (“IAS”) 8 Accounting Policies, Changes in Accounting Estimates and Errors, the change in presentation currency represents a voluntary change in accounting policy and is applied retrospectively. The comparative consolidated statements of comprehensive loss and cash flows for each period presented have been translated into the presentation currency using the average exchange rate prevailing during each period. All assets, liabilities have been translated using the exchange rate prevailing on the consolidated statements of financial position dates and equity transactions have been translated at the exchange rate prevailing at the date of the transaction.

Prior period comparable information has been restated to reflect the change in presentation currency. All revenues and expenses were translated into USD at the average exchange rate, with no adjustments to the measurement of or accounting for previously reported results. The exchange rates used to reflect the change in presentation currency were as follows:

CAD – USD exchange rate	2022	2021
Closing rate	0.7383	0.7888
Average rate	0.7692	0.7980

Foreign currency transactions are translated into the functional currency using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at fair value through profit and loss. Gains and losses arising from foreign exchange are included in profit and loss. The following is a summary of amounts restated into USD:

Consolidated Statements of Financial Position

	December 31, 2022		January 1, 2022
	As reported, CAD	Restated, USD	As reported, CAD	Restated, USD
Total current assets	$14,750,412	$10,895,568	$20,173,339	$15,912,730
Total assets	$16,752,929	$12,374,026	$22,035,902	$17,381,920
Total current liabilities	$2,050,262	$1,511,303	$700,999	$552,948
Total liabilities	$7,286,499	$5,377,215	$5,298,331	$4,179,323
Total shareholders’ equity	$9,466,430	$6,996,811	$16,737,571	$13,202,597

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

2.	Basis of preparation (continued)

Change in functional and presentation currency (continued)

Consolidated Statements of Comprehensive Loss

	Year ended December 31, 2022		Year ended December 31, 2021
	As reported, CAD	Restated, USD	As reported, CAD	Restated, USD
Loss before other items	$(13,385,051)	$(10,290,606)	$(3,649,523)	$(2,910,605)
Net loss	$(9,485,309)	$(7,718,882)	$(1,652,282)	$(1,579,274)
Net loss and comprehensive Loss	$(9,485,309)	$(7,847,027)	$(1,652,282)	$(1,428,810)
Basic and diluted loss per common share	$(6.41)	$(5.22)	$(1.51)	$(1.44)

Consolidated Statements of Cash Flows

	Year ended December 31, 2022		Year ended December 31, 2021
	As reported, CAD	Restated, USD	As reported, CAD	Restated, USD
Cash used in operating activities	$(11,973,226)	$(8,963,557)	$(6,062,510)	$(4,801,045)
Cash used in investing activities	$(60,016)	$(45,701)	$(39,809)	$(31,807)
Cash provided by financing activities	$6,435,884	$4,709,739	$24,456,551	$19,372,334
Effect of foreign exchange on cash	$871,636	$(136,147)	$325,741	$195,863
Net (decrease) increase in cash	$(4,725,722)	$(4,435,665)	$18,679,973	$14,735,345
Cash beginning of year	$18,851,244	$14,869,861	$171,271	$134,516
Cash end of year	$14,125,522	$10,434,196	$18,851,244	$14,869,861

3.	Material Accounting policies

These consolidated financial statements have been prepared using the following accounting policies:

Financial Instruments

a)     Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Financial Instruments (continued)

a)     Classification (continued)

The following are the Company’s financial instruments as at December 31, 2023 and 2022 and January 1, 2022:

Classification

Cash	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Derivative warrant liability	FVTPL
Lease obligations	Amortized cost

b)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost using the effective interest rate, less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss.

c)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Financial Instruments (continued)

d)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets, is recognized in the consolidated statements of comprehensive loss.

Cash

Cash includes cash on hand, held at banks, or held with investment brokers as well as short-term investments with an original maturity of 90 days or less, which are readily convertible into known amounts of cash.

Equipment

Equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The cost of an item of equipment includes expenditures that are directly attributable to the acquisition thereof. Amortization is calculated on bases and rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the straight-line method with an expectation of the following useful life estimates:

Computer equipment	3 years

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	The contract involves the use of an identified asset;
•	The Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•	The Company has the right to direct the use of the identified asset.

The right-of-use asset and corresponding lease obligation is recognized at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term or its useful life, whichever is shorter. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurements of the lease obligation, if any.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Leases (continued)

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. The lease obligation is subsequently measured at amortized cost using the effective interest method. The lease obligation is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

The Company has elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

The Company has elected not to recognize right-of-use assets and lease obligations for short-term leases that have a lease term of 12 months or less and for leases of low value assets. The lease payments associated with those leases are recognized as an expense on a straight-line basis over the lease term.

Research and development costs

Research costs including clinical trial costs are expensed as incurred, net of recoveries, until a drug product receives regulatory approval. Development costs that meet specific criteria related to technical, market, and financial feasibility will be capitalized. To date, all research and development costs have been expensed.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Costs incurred for patents, patents pending and licenses are capitalized and amortized from the date of capitalization on a straight-line basis over the shorter of their respective remaining estimated lives or 20 years.

Government assistance

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are recognized where there is reasonable assurance that the amount of government assistance will be received and all attached conditions will be complied with. Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable are recognized as a reduction of expenses.

Impairment of long-lived assets

Intangible assets and equipment are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Derivative warrant liabilities

Derivative warrant liabilities issued in relation to equity offerings that fail to meet the definition of equity are classified as derivative liabilities and measured at fair value with changes in fair value recognized in profit or loss at each period end. In instances where units consisting of a common share and a warrant classified as a derivative liability are issued, the Company recognizes the unit as a compound financial instrument. In accordance with IAS 32 Financial Instruments: Presentation, when a compound instrument has been determined to contain a financial liability and an equity component, the fair value of the instrument is bifurcated by first determining the fair value of the liability, and then allocating any residual value to the equity instrument.

The derivative warrants will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their intrinsic value (the intrinsic value being the share price at the date the warrant is exercised less the exercise price of the warrant), and this value is transferred to Share Capital on exercise. Any remaining fair value is recorded through profit or loss as part of the change in estimated fair value of the derivative warrant liabilities.

The Company uses the Black-Scholes option pricing model to estimate fair value at each period end date. The key assumptions used in the model are described in Note 12(g).

Share-based payments

The Company has a stock option plan that is described in Note 12 and grants share options to acquire common shares of the Company to directors, officers, employees, and consultants. Share-based payments to employees are measured at the fair value of the instruments granted. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued as calculated using the Black-Scholes option pricing model. The offset to the recorded expense is to reserves.

Consideration received on the exercise of stock options is recorded as share capital and the recorded amount in reserves is transferred to share capital.

Share capital

Common shares are classified as equity. Costs directly identifiable with share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations in the period they are incurred.

The Company’s common shares, pre-funded warrants, warrants (other than derivative warrants) and options are classified as equity instruments. Incremental costs directly related to the issue of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, the Company allocates proceeds first to common shares based on the estimated fair value of the common shares at the time the units are issued, with any excess value allocated to warrants.

14

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Share capital (continued)

From time to time in connection with private placements and other equity offerings, the Company issues compensatory warrants (“Finders’ Warrants”) or warrant units (“Finders’ Warrant Units”) to agents as commission for services. Awards of Finders’ Warrants and Finders’ Warrant Units are accounted for in accordance with the fair value method of accounting and result in share issue costs and a credit to reserves when Finders’ Warrants and Finders’ Warrant Units are issued. The fair value of Finders’ Warrants is measured using the Black-Scholes option pricing model and the fair value of the Finders’ Warrant Units is measured using the Geske compound option pricing model that requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility in the price of the underlying stock, and expected life of the instruments.

Earnings (loss) per common share

Basic earnings (loss) per common share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year. Diluted earnings per share reflect the potential dilution that could share in the earnings of an entity. In the periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase the common shares at the average price per period.

Foreign currency translation

The presentation and functional currency of the Company and its subsidiary is the U.S. dollar. Foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as of the financial position date. Gains and losses are recognized in profit or loss on a current basis.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

4.	Critical accounting judgments and estimates

The preparation of consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

15

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

4.	Critical accounting judgments and estimates (continued)

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrants liabilities are accounted for as derivative liabilities as the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified contract payments as a non-current asset.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates and the currency in which funds from financing are generated, or if there has been a change in events or conditions that determined the primary economic environment.

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at December 31, 2023.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from the use of that asset and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease is denominated. Renewal options are only included if management is reasonably certain that the option will be renewed.

16

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

4.	Critical accounting judgments and estimates (continued)

Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

Current and deferred taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Such differences may result in eventual tax payments differing from amounts accrued. Reported amounts for deferred tax assets and liabilities are based on management’s expectation for the timing and amounts of future taxable income or loss, as well as future taxation rates. Changes to these underlying estimates may result in changes to the carrying value, if any, of deferred income tax assets and liabilities.

5.	Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 5.15% (2022 - 3.90%).

	December 31, 2023	December 31, 2022	January 1, 2022
	$	$	$

Cash	94,999	3,823,217	14,869,861
Interest-bearing deposits	3,352,666	6,610,979	—
	3,447,665	10,434,196	14,869,861

6.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	December 31, 2023	December 31, 2022	January 1, 2022
	$	$	$

Research and development	—	—	563,768
Insurance	204,302	238,365	348,167
Investor relations conferences and services	25,309	66,305	49,715
Consulting	—	12,305	39,440
Administrative services and other	7,355	62,645	1,125
	236,966	379,620	1,002,215

7.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

17

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

8.	Intangible assets

Cost	Total
$
Balance, December 31, 2021	287,905
Additions	26,005
Foreign currency translation adjustment	(19,159)
Balance, December 31, 2022	294,751
Additions	42,052
Balance, December 31, 2023	336,803

Accumulated amortization	Total
$
Balance, December 31, 2021	85,780
Amortization	17,077
Foreign currency translation adjustment	(7,940)
Balance, December 31, 2022	94,917
Amortization	66,632
Balance, December 31, 2023	161,549

Carrying values	Total
$
At January 1, 2022	202,125
At December 31, 2022	199,834
At December 31, 2023	175,254

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of December 31, 2023, no royalties have been paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

8.	Intangible assets (continued)

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:

i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company (160,783 have been issued to UFRF as at December 31, 2023 and 2022. Remaining shares to be issued are included in obligation to issue shares ($24,746));
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at December 31, 2023, no royalties have been paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. No royalties have been paid to date.

UFRF may terminate the agreement if the Company fails to meet the above specified milestones.

9.	Property and equipment

Cost	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2021	—	—	—
Additions	114,588	19,696	134,284
Foreign currency translation adjustment	—	(663)	(663)
Balance, December 31, 2022	114,588	19,033	133,621
Additions	—	4,311	4,311
Balance, December 31, 2023	114,588	23,344	137,932

Accumulated amortization	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2021	—	—	—
Amortization	38,195	2,874	41,069
Foreign currency translation adjustment	—	(126)	(126)
Balance, December 31, 2022	38,195	2,748	40,943
Amortization	65,480	7,582	73,062
Balance, December 31, 2023	103,675	10,330	114,005

Carrying values	Right-of-use asset	Equipment	Total
	$	$	$
At December 31, 2022	76,393	16,285	92,678
At December 31, 2023	10,913	13,014	23,927

19

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

9.	Property and equipment (continued)

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11).

10.	Accounts payable and accrued liabilities

	December 31, 2023	December 31, 2022	January 1, 2022
	$	$	$
Trade payables	195,814	1,293,807	323,961
Accrued liabilities	87,614	151,406	228,987
Total	283,428	1,445,213	552,948

11.	Lease obligation

The Company has entered into an office lease expiring in 2024, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at December 31, 2023 is as follows:

$
Balance, December 31, 2021	—
Additions	114,588
Lease payments	(36,989)
Balance, December 31, 2022	77,599
Lease payments	(66,089)
Balance, December 31, 2023	11,510

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	December 31, 2023	December 31, 2022
	$	$
2023	—	69,769
2024	11,628	11,628
Total minimum lease payments	11,628	81,397
Less: imputed interest	(118)	(3,798)
Total present value of minimum lease payments	11,510	77,599
Less: current portion	(11,510)	(66,090)
Non-current portion	—	11,509

12.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 1,998,848 issued at December 31, 2023 (2022 - 1,670,071, 2021 - 1,443,293).

On November 10, 2023, the shares of the Company were consolidated on a 9:1 basis. Common shares, options, warrants and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

b)	Issuances

Year ended December 31, 2023:

On January 19, 2023, the Company issued 328,777 common shares for the exercise of pre-funded warrants at $0.0009 per share in the amount of $296. An amount of $531,885 was transferred from reserves to share capital as a result.

Year ended December 31, 2022:

On October 7, 2022, the Company closed a public offering of: (i) 155,555 common share units ("Common Share Units") at a price of $9.00 per Common Share Unit, with each Common Share Unit consisting of one common share and one warrant ("Warrant") to purchase one common share; and (ii) 400,000 pre-funded warrant units (“Pre-Funded Units”) at a price of $8.9991 per Pre-Funded Unit, with each Pre-Funded Unit consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one common share and one Warrant to purchase one common share. Aggregate gross proceeds amounted to $4,999,640. The Pre-Funded Warrants have an exercise price of $0.0009 per share, and will terminate once exercised in full. The Warrants are exercisable at an exercise price of $10.98 per share expiring five years from the date of issuance.

The proceeds were allocated $3,714,757 to the derivative warrant liability (Note 12(g)) and the residual amounts of $359,868 and $925,015 were allocated to common shares and pre-funded warrants respectively.

In connection with the public offering, the Company incurred issuance costs of $1,067,153 and issued 27,777 underwriters warrants with a fair value of $185,738. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $317,301 recorded as a reduction of equity and $917,357 recorded as transaction costs on derivative warrant liability and pre-funded warrants.

On December 29, 2022, the Company issued 71,223 common shares for the exercise of Pre-Funded Warrants at $0.0009 per share in the amount of $64. An amount of $164,704 was transferred from reserves to share capital as a result.

Year ended December 31, 2021:

On February 9, 2021, the Company closed a private placement with the issuance of 231,743 units at a subscription price of CAD $26.415 per unit for gross proceeds of $4,785,935. Each unit comprised one common share and one common share purchase warrant. Each warrant entitles the holder, on exercise, to purchase one additional common share in the capital of the Company, at a price of CAD $42.30 for a period of five years from the issuance of the units, provided; however, that, if, at any time following the expiry of the statutory four month hold period, the closing price of the common shares is greater than CAD $126.81 for 10 or more consecutive trading days, the warrants will be accelerated upon notice and the warrants will expire on the 30th calendar day following the date of such notice. In addition, the Warrants were subject to typical anti-dilution provisions and a ratchet provision that provided for an adjustment in the exercise price should the Company issue or sell common shares or securities convertible into common shares at a price (or conversion price, as applicable) less than the exercise price such that the exercise price would be amended to match such lower price.

The proceeds were allocated $4,212,000 to the derivative warrant liability (Note 12(g)) and the residual $573,935 was allocated to common shares.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

b)	Issuances (continued)

Year ended December 31, 2021 (continued):

In connection with the private placement, the Company paid $135,158 in cash commissions, incurred additional issuance costs of $6,229 and issued 6,476 finders’ warrants with a fair value of $150,000 (Note 12(e)). Each finders’ warrant is exercisable into one common share at a price of CAD $42.30 and having the same expiry, acceleration and anti-dilution provisions as the warrants included in the private placement. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $32,394 recorded as a reduction of equity and $227,132 recorded as transaction costs on derivative warrant liability.

On October 15, 2021, the Company listed its common shares on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX” and closed an underwritten public offering of 322,888 units (the “US IPO Offering”), with each unit consisting of one common share, no par value, and one warrant to purchase one common share at a public offering price of $37.17 per Unit, for gross proceeds of $12,001,780. The proceeds were allocated $5,998,000 to the derivative warrant liability (Note 12(g)) and the residual $7,467,772 was allocated to common shares.

The warrants have an initial exercise price of $42.93 per share and have a term of five years. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 48,433 common shares and/or warrants to purchase up to an additional 48,433 common shares at the US IPO Offering price less the underwriting discounts. On October 15, 2021, the underwriter exercised its option to purchase additional warrants to purchase up to an additional 48,433 common shares.

On November 8, 2021, the underwriter partially exercised its 45-day option for 39,444 common shares at $37.17 per share, resulting in additional gross proceeds to the Company of $1,466,150 which increased the US IPO Offering to 362,333 common shares and 371,322 warrants.

In connection with the US IPO Offering, the Company incurred issuance costs of $1,814,673 and issued 16,144 finders’ warrants with a fair value of $292,842. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $1,104,238 recorded as a reduction of equity and $1,003,277 recorded as transaction costs on derivative warrant liability.

The Company issued 5,678 common shares for the exercise of options in the amount of $66,502. A value of $51,783 was transferred from reserves to share capital as a result.

The Company issued 72,398 common shares for the exercise of warrants in the amount of $2,273,043. A value of $23,566 was transferred from reserves to share capital and a value of $440,669 was transferred from the derivative warrant liability to share capital as a result.

Pursuant to the terms of a consulting agreement, the Company issued 2,839 common shares with a fair value of $59,092 in exchange for services.

22

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

c)	Diluted Weighted Average Number of Shares Outstanding

	Year ended
	December 31, 2023	December 31, 2022
Basic weighted average shares outstanding	1,981,734	1,479,914
Effect of outstanding securities	-	-
Diluted weighted average shares outstanding	1,981,734	1,479,914

During the years ended December 31, 2023, 2022 and 2021, the Company had a net loss; as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

d)	Common Share Purchase Warrants

A summary of the changes in warrants for the years ended December 31, 2023 and 2022 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2021	569,655	$33.10
Granted – October 7, 2022	555,555	10.98
Balance, December 31, 2023 and 2022	1,125,210	$22.31

At December 31, 2023, the weighted average contractual remaining life of the unexercised warrants was 3.15 (2022 - 4.15) years.

The following table summarizes information on warrants outstanding at December 31, 2023:

Exercise Price (CAD)	Number Outstanding	Expiry date	Remaining Contractual Life
$42.26	198,333	February 9, 2026	2.11 years
$42.93	270,211	October 15, 2026	2.79 years
$10.53	101,111	October 15, 2026	2.79 years
$10.98	555,555	October 7, 2027	3.77 years
Total	1,125,210		3.15 years

23

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

e)	Pre-Funded Warrants

A summary of the changes in Pre-Funded Warrants for the years ended December 31, 2023 and 2022 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2021	-	-
Granted – October 7, 2022	400,000	$0.0009
Exercised	(71,223)	$0.0009
Balance, December 31, 2022	328,777	$0.0009
Exercised	(328,777)	$0.0009
Balance, December 31, 2023	-	-

f)	Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters warrants for the years ended December 31, 2023 and 2022 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2021	22,521	$39.61
Granted – October 7, 2022	27,777	10.98
Balance, December 31, 2023 and 2022	50,298	$23.89

At December 31, 2023, the weighted average contractual remaining life of the unexercised finders’ and underwriters warrant was 3.25 (2022 - 4.25) years.

The following table summarizes information on finders’ and underwriters warrants outstanding at December 31, 2023:

Exercise Price (CAD)	Number Outstanding	Expiry date	Remaining Contractual Life
$42.30	6,377	February 9, 2026	2.11 years
$42.93	16,144	October 15, 2026	2.79 years
$10.98	27,777	October 7, 2027	3.77 years
Total	50,298		3.25 years

The fair value of the underwriters warrants issued on October 7, 2022 was estimated at $185,738 on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life of 5.0 years; expected volatility of 100%; risk free rate of 3.66%; and expected dividend yield of 0%.

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

24

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

g)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees, and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

	2023	2022
Dividend yield	Nil	Nil
Annualized volatility	100%	100%
Risk-free interest rate	3.25%	1.44%-3.32%
Expected life	5 years	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

Share-based payment expense recognized was $120,984 during the year ended December 31, 2023 (2022 - $487,940; 2021 - $396,423). Compensation during 2023 related to vesting of options issued in prior years.

A summary of the changes in stock options for the years ended December 31, 2023 and 2022 is presented below:

	Number of Options	Weighted Average Exercise price (CAD)
Balance, December 31, 2021	67,332	$27.89
Granted – January 12, 2022	14,162	22.86
Granted – June 6, 2022	43,866	14.40
Granted – November 25, 2022	7,776	12,42
Expired	(4,896)	28.67
Balance, December 31, 2022	128,240	$21.75
Granted – December 31, 2023	8,000	2.90
Expired	(32,318)	33.65
Balance, December 31, 2023	103,922	$16.60
Vested and exercisable, December 31, 2023	89,872	$16.54

The weighted average contractual remaining life of the unexercised options was 3.04 (2022 - 3.43) years.

25

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

g)	Stock Options (continued)

The following table summarizes information on stock options outstanding at December 31, 2023:

Exercise Price (CAD)	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life
$14.76	14,669	14,669	June 23, 2025	1.48 years
$25.38	1,419	1,419	August 27, 2025	1.66 years
$29.61	6,624	6,624	January 11, 2026	2.03 years
$16.92	2,366	2,366	May 12, 2026	2.36 years
$21.69	4,732	3,811	July 14, 2026	2.54 years
$22.86	8,085	8,085	December 21, 2026	2.98 years
$22.86	11,940	7,628	January 12, 2027	3.04 years
$14.40	40,533	35,265	June 6, 2027	3.43 years
$12.42	5,554	2,005	November 25, 2027	3.90 years
$2.90	8,000	8,000	December 31, 2028	5.00 years
	103,922	89,872

h)	Derivative Warrant Liability

During the years ended December 31, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

The fair value of the warrants issued during the year ended December 31, 2022 was estimated at $3,714,757 on the date of grant using the Black-Scholes option pricing model with the following assumptions: share price on date of grant of $9.09; exercise price of the warrant of $10.98; expected life of 5.0 years; expected volatility of 100%; risk free rate of 3.66%; and expected dividend yield of 0%.

Effective January 1, 2023, with the change in functional currency of the Company to USD, the exercise price of warrants previously denominated in Canadian Dollars is now denominated in a currency different than the functional currency of the Company and therefore these warrants now meet the definition of a derivative warrant liability. Accordingly, all Canadian Dollar denominated warrants recorded as equity instruments on January 1, 2023, were reclassified to derivative financial liabilities at their estimated fair value as of that date.

26

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

h)	Derivative Warrant Liability (continued)

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2020	$-
Warrants issued February 9, 2021	4,212,000
Warrants exercised	(335,950)
Fair value reclassified to reserves	(3,506,565)
Warrants issued October 15, 2021	5,998,000
Fair value adjustment	(2,636,391)
Foreign currency translation adjustment	(104,719)
Balance at December 31, 2021	$3,626,375
Warrants issued October 7, 2022	3,714,757
Fair value adjustment	(3,396,137)
Foreign currency translation adjustment	(90,592)
Balance at December 31, 2022	$3,854,403
Reclassified from reserves	318,000
Fair value adjustment	(3,641,403)
Balance at December 31, 2023	$531,000

Significant weighted average assumptions used in determining the fair value of the derivative warrant liabilities at December 31, 2023 and December 31, 2022 are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Share price	$2.31	$7.29	$18.45
Risk-free interest rate	3.25%-3.91%	3.55%	1.23%
Dividend yield	0%	0%	0%
Expected volatility	100%	100%	100%
Remaining term (in years)	2.1-3.8	3.8-4.8	4.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

i)	Share Consolidation

The shares outstanding presented have been adjusted to reflect the effect of the 9:1 share consolidation that took place on November 10, 2023. Common shares, options, and warrants and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted. As required by IAS 33, Earnings per Share, all information with respect to the number of common shares and issuance prices for time periods prior to the share consolidation have been restated to reflect the consolidation.

27

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

13.	Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2023, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), Amar Keshri, former Chief Financial Officer (“CFO”), and David MacDonald, former Chief Technology Officer (“CTO”) in the amount of $417,810 (2022 - $593,116; 2021 - $264,178).

b)	Fees were paid or accrued to 1282803 Ontario Inc., a company owned by James Fairbairn, the Chief Financial Officer (“CFO”) of the Company in the amount $76,201 (2022 - $nil; 2021 - $46,962)

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $200,229 (2022 - $238,813; 2021 - $84,416).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $280,000 (2022 - $44,946; 2021 - $nil).

e)	Consulting fees were paid to Bruce Rowlands and Allan Williams, former directors of the Company in the amount of $nil (2022 - $nil; 2021 - $44,179).

f)	Consulting fees were paid to a private entity controlled by the spouse of the Company’s CEO in the amount of $nil (2022 - $3,512; 2021 - $nil).

g)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $182,675 (2022 - $127,053; 2021 - $33,492). The amount includes director fees payment of $133,967 for the year ended December 31, 2023 (2022 - $68,617; 2021 - $nil) to Anthony Giovinazzo, Chairman of the Company.

h)	As at December 31, 2023, $6,805 (2022 - $14,914) was payable to directors of the Company, $nil (2022 - $28,846) was accrued to the CEO of the Company for CEO services, $nil (2022 - $10,904) was accrued to the former CFO of the Company for CFO services, $14,631 (2022 - $nil) was accrued to the CFO of the Company for CFO services, $8,000 (2022 - $50,000) was payable and accrued to the CMO of the Company for consulting services, and $15,000 (2022 - $25,000) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

i)	Management and directors’ compensation transactions for the years ended December 31, 2023, 2022 and 2021 are summarized as follows:

	Management Compensation	Directors’ fees	Share-based payments	Total
	$	$	$	$
Year ended December 31, 2021
Directors and officers	442,932	51,820	276,436	771,188

Year ended December 31, 2022
Directors and officers	880,387	127,053	404,573	1,412,013

Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234, 694

28

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

14.	Income taxes

The income taxes shown in the consolidated statements of comprehensive loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2023	2022	2021
	$	$	$
Net loss for the year	(2,158,000)	(7,718,000)	(1,579,000)
Statutory tax rate	27%	27%	27%
Expected income tax recovery	(583,000)	(2,084,000)	(426,000)
Decrease to income tax recovery due to:
Non-deductible permanent differences	45,000	131,000	108,000
Temporary differences	(25,000)	276,000	447,000
(Over) under provided in prior years	(559,000)	(552,000)	-
Change in tax assets not recognized	1,122,000	2,229,000	(129,000)
Income tax recovery	-	-	-

The significant components of the Company’s deferred tax assets are as follows:

	December 31, 2023	December 31, 2022
	$	$
Share issuance costs	229,000	485,000
Cumulative eligible capital	117,000	90,000
Operating losses carried forward	4,819,000	4,343,000
Total deferred tax assets	5,165,000	4,918,000
Deferred tax assets not recognized	(5,165,000)	(4,918,000)
	-	-

The realization of income tax benefits related to these deferred potential tax deductions is not probable.

Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of approximately CAD $21,561,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2032	44,000
2033	748,000
2034	325,000
2035	286,000
2036	365,000
2037	618,000
2038	1,089,000
2039	554,000
2040	1,116,000
2041	3,648,000
2042	9,634,000
2043	3,134,000
Total	21,561,000

29

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

15.	Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, lease obligation, and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities approximate their carrying values at December 31, 2023, due to their short-term nature. The lease liability is classified as level 2 in the fair value hierarchy as the fair value is determined based on market interest rates.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2023 and 2022, and categorized into levels of the fair value hierarchy:

		December 31, 2023		December 31, 2022
	Level	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
		$	$	$	$
FVTPL
Cash	1	3,447,665	3,447,665	10,434,196	10,434,196
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	1	283,428	283,428	1,445,213	1,445,213
Lease liability	2	11,510	11,510	77,599	77,599
FVTPL
Derivative warrant liability	3	531,000	531,000	3,854,403	3,854,403

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2023 and 2022.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company's risk exposures and their impact on the Company's financial instruments were as follows:

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31, 2023	December 31, 2022
	$	$

Cash	3,447,665	10,434,196

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company has no exposure to the ongoing banking crisis. The Company’s maximum exposure to credit risk as at December 31, 2023 and 2022 is the carrying value of its financial assets.

30

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

15.	Financial instruments and risk management (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its intellectual property portfolio.

The Company’s financial assets are comprised of its cash, and the financial liabilities are comprised of its accounts payable and accrued liabilities, lease liability and derivative warrant liability.

The contractual maturities of these financial liabilities as at December 31, 2023 and 2022 are summarized below:

	Payments due by period as of December 31, 2023
	Total	Less than 3 months	Between 3 months and 1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	283,428	283,428	-	-
Lease liability	11,510	11,510	-	-

	294,938	294,938	-	-

	Payments due by period as of December 31, 2022
	Total	Less than 3 months	Between 3 months and 1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	1,445,213	1,445,213	-	-
Lease liability	77,599	16,064	50,026	11,509

	1,522,812	1,461,277	50,026	11,509

c)	Market risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

31

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

15. Financial instruments and risk management (continued)

c)	Market rick (continued)

ii)	Foreign Currency Risk

As at December 31, 2023, the Company is exposed to currency risk on the following financial assets and liabilities denominated in CAD Dollars (“CAD”), British Pounds (“GBP”), and European Euro (“EUR”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD, GBP and EUR against the U.S. dollar is included in the table below in U.S. dollar equivalents:

	CAD	GBP amount	EUR	Total
	$	$	$	$
Cash	36,627	-	-	36,627
Accounts payable and accrued liabilities	(173,068)	-	-	(173,068)
Net exposure	(136,441)	-	-	(136,441)

Effect of +/- 10% change in currency	(13,644)	-	-

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2023.

16. Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the year ended December 31, 2023. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

32

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

17. Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at December 31, 2023 and December 31, 2022 are as follows:

a)	Employment Agreements

	December 31, 2023	December 31, 2022
	$	$
Management services – officers	321,000	441,7541

1 The former CFO of the Company had a termination clause whereby he was entitled to the equivalent of 12 times his then current monthly salary which as of December 31, 2022, equated to an annual salary of CAD $192,000.

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of December 31, 2023 and 2022, equated to an annual salary of $321,000 and $300,000 respectively.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $446,000 (December 31, 2022 - $1,994,232) for activities related to its clinical trial, manufacturing, collaboration programs, and other regular business activities which are expected to occur over the next two years.

18. Segmented information

The Company operates in one reportable operating segment, being the development and commercialization of therapies to treat progressive kidney disease. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

19. Subsequent events

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units (“Common Share Units”) at a price of $3 per Common Share Unit for aggregate gross proceeds of $2,699,151. Each Common Share Unit consists of one common share and one warrant (“Warrant”) to purchase one common share at $4.50 per common share for a period of two years. The Warrants will be immediately exercisable, and may be exercised for two years from the date of issuance, provided, however that, if, the common shares on the TSX Venture Exchange trade at greater than $6.00 for 10 or more consecutive trading days, the Warrants will be accelerated and the Warrants will expire on the 30th business day following the date of notice.

In connection with the offering, the Company paid finder’s fees of CAD $132,551, representing a 5% finder’s fee on certain subscriptions to qualified finders, a portion of which was recognized as deferred share issuance costs as at December 31, 2023.

On March 4, 2024, the Company issued an aggregate of 39,483 options to purchase common shares of the Company to directors, officers, employees, and consultants in accordance with the Company’s stock option plan. The options are exercisable at a price of CAD $4.50 per common share and expire five years from the date of grant.

33

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

19. Subsequent events (continued)

On March 11, 2024, the Company proposed to amend the terms of an aggregate of 1,074,397 outstanding common share purchase warrants by amending the exercise price to $5.00 per share.

Of the warrants, 204,710 were issued pursuant in a private placement that closed in February 2021. The warrants had an original exercise price of $42.26 per share. The Company intends to amend the exercise price from $42.26 to $5.00. Of the warrants, 286,355 were issued pursuant to a private placement that closed in October 2021. The warrants had an original exercise price of $42.93 per share. The Company intends to amend the exercise price from $42.93 to $5.00. Of the warrants, 583,332 were issued pursuant to a private placement that closed in October 2022. The warrants had an original exercise price of $10.98 per share. The Company intends to amend the exercise price from $10.98 to $5.00.

Pursuant to the polices of the TSX Venture Exchange the terms of the warrants, as amended, will be subject to an acceleration expiry provision such that if for any 10 consecutive trading dates during the unexpired term of the warrants, the closing price of the Company's shares on the exchange exceeds $6.50, the exercise period of the warrants will be reduced to 30 days, starting seven days after the last premium trading day. The Company will announce any such accelerated expiry date by press release. All other terms of the warrants remain unchanged.

The amendments described above are subject to acceptance by the holders of the warrants and the approval of the exchange.